Exhibit 12.1
Reckson Operating Partnership, L.P
Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
		(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Earnings
Income from continuing operations	$263,731	$193,613	$208,004	$92,768	$151,810
Joint venture cash distributions	37,080	106,269	23,868	596	1,266
Interest	119,360	129,427	133,853	135,726	104,491
Amortization of interest capitalized	64	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,264)	(1,424)	(1,063)	(1,464)	(2,031)
Amortization of loan costs expensed	7,519	7,810	8,460	9,488	3,946
Portion of rent expense representative of interest	17,246	20,731	27,227	25,610	20,047
Preferred units dividend requirements of consolidated subsidiaries	(1,698)	—	—	—	—
Total earnings	$442,038	$456,426	$400,349	$262,724	$279,529

Fixed Charges
Interest	$119,360	$129,427	$133,853	$135,726	$104,491
Interest capitalized	1,107	3,753	—	—	—
Amortization of loan costs expensed	7,519	7,810	8,460	9,488	3,946
Portion of rent expense representative of interest	17,246	20,731	27,227	25,610	20,047
Total fixed charges	$145,232	$161,721	$169,540	$170,824	$128,484

Ratio of earnings to combined fixed charges	3.04	2.82	2.36	1.54	2.18

The ratios of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property and gains and losses on equity investment. With respect to Reckson Operating Partnership, L.P., fixed charges consist of interest expense including the amortization of debt issuance costs and rental expense deemed to represent interest expense.